FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Corporate governance publicly filed on June 28, 2011, by Panasonic Corporation (the registrant), with the Tokyo Stock Exchange. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact General Manager of Investor Relations Panasonic Corporation

Dated: July 6, 2011

[Translation]

Last updated on June 28, 2011

Panasonic Corporation

President: Fumio Ohtsubo

Contact: 06-6908-1121

Securities Code: 6752

http://panasonic.co.jp

[English website: http://panasonic.net]

The status of the Company’s corporate governance is as follows:

I.	Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information

1.	Basic Policy [updated]

Basic Policy of Corporate Governance

Under its basic philosophy “A company is a public entity of society,” the Company has long been committed to corporate governance. The Company’s corporate governance system is based on the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and Corporate Auditors and the Board of Corporate Auditors, which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors. The Company has established the following management system based on the implementation of autonomous management in each business domain and the corporate governance system suitable for the Company’s business system.

Outline of Current System of Corporate Governance Mechanisms such as Execution of Business, Auditing and Monitoring, and Reason for Adoption of the System

The Company’s Board of Directors is composed of twenty (20) Directors, two (2) of whom are Outside Directors. In accordance with the Company Law and relevant laws and ordinances (collectively, the “Company Law”), the Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors.

The Company has an optimum management and governance structure tailored to the Group’s business domain-based organizational structure. Under this structure, the Company has empowered each of its business domain companies through delegation of authority. At the same time, the Company employs an Executive Officer System to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has thirty-one (31) Executive Officers (excluding those who concurrently serve as Directors), which include Presidents of business domain companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions of the headquarters.

In addition, the Company realigned the role and structure of the Board of Directors to ensure swift and strategic decision-making, as well as the optimum monitoring of Groupwide matters. Specifically, the Board of Directors concentrates on corporate strategies and the supervision of business domain companies, while Executive Officers have been delegated with the authority to handle responsibilities relating to day-to-day operations at each business domain company. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of their respective operations, take an active part in the Board of Directors’ meetings. Furthermore, the Company established and operates the Group Management Committee with the aim of ensuring full discussions in the Board of Directors’ meetings and proper decision-making. Moreover, to clarify the responsibilities of Directors and create a more agile organization of the Board of Directors, the Company has limited the term of each Director to one year.

Pursuant to the Company Law, the Company has elected Corporate Auditors and established a Board of Corporate Auditors, made up of Corporate Auditors. The Corporate Auditors and Board of Corporate Auditors monitor the status of corporate governance and audit the day-to-day activities of management, including the performance of duties by Directors. The Company has five (5) Corporate Auditors, including three (3) Outside Corporate Auditors. Additionally, the Company elected Corporate Auditors who have substantial finance and accounting knowledge. Corporate Auditors participate in the general meetings of shareholders and the Board of Directors’ meetings, receive reports from Directors, Executive Officers, employees and Accounting Auditors, and exercise other auditing authority permitted to Corporate Auditors under the law. Full-time Senior Corporate Auditors also attend important meetings and conduct visiting audits of business offices in order to ensure effective audit. In order to augment internal auditing functions in the Group, the Company has assigned eight (8) non-statutory full-time senior auditors at internal division companies to assist Corporate Auditors in audits. The Company also inaugurated regular Panasonic Group Auditor Meetings (comprising a total of sixteen (16) full-time senior auditors and non-statutory full-time senior auditors from the Group’s main subsidiaries) chaired by the Senior Corporate Auditors of the Company to enhance collaboration among the Company’s Corporate Auditors, non-statutory full-time senior auditors of internal division companies and corporate auditors of the Group companies. In addition, as part of their audit duties, Corporate Auditors maintain close contacts with the Internal Audit Group, which performs business audits and internal control audits, to ensure the efficiency of audits. Corporate Auditors regularly receive from the Internal Audit Group or other sections a regular report regarding the status involving the internal control system and results of audits. Corporate Auditors may request the Internal Audit Group or Accounting Auditors to conduct an investigation, if necessary. Moreover, in order to enhance the effectiveness of the audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with a full-time staff of five (5) under the direct control of the Board of Corporate Auditors.

Mr. Yoshihiro Furuta, a senior corporate auditor of the Company, has substantial finance and accounting knowledge, having held the position of General Manager, Accounting, at the Company’s subsidiary, Matsushita Electric Works, Ltd. (current Panasonic Electric Works Co., Ltd).

The Company has entered into an audit agreement with KPMG AZSA LLC and has been subject to its accounting audits. The names of the certified public accountants who performed the accounting audits of the Company are as follows:

Names of Certified Public Accountants Who Performed the Accounting Audits

Masahiro Mekada

Takashi Kondo

Yoshiteru Yamamoto

The Company’s Policy on the Independence of Outside Directors and Outside Corporate Auditors

The Company makes its decisions concerning independence of Outside Directors in terms of whether the Outside Directors do not have any conflict of interests in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Furthermore, the Company makes its decisions concerning independence of Outside Corporate Auditors in terms of whether the Outside Corporate Auditors do not have any conflict of interests in light of relationships between the Company and the Outside Corporate Auditors or other entities or organizations to which the Outside Corporate Auditors belong and therefore may enhance and strengthen the effectiveness of the audits performed by Corporate Auditors on the execution of business by Directors, from an objective and neutral standpoint.

All of the Outside Directors and Outside Corporate Auditors are notified to the Japanese stock exchanges as “independent directors/corporate auditors” pursuant to the regulations of the Japanese stock exchanges and are unlikely to have any conflict of interests with our shareholders.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors:	Not less than 20%, but less than 30%

[Major Shareholders] [updated]

Name	Share ownership (in shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	116,892,800	4.76
Japan Trustee Services Bank, Ltd. (trust account)	108,189,400	4.41
Moxley & Co.	78,609,861	3.20
Nippon Life Insurance Company	67,000,755	2.73
Sumitomo Mitsui Banking Corporation	57,024,846	2.32
Panasonic Employee Shareholding Association	43,446,113	1.77
SSBT OD05 Omnibus Account-Treaty Clients	39,700,400	1.61
Sumitomo Life Insurance Co.	37,408,000	1.52
State Street Bank and Trust Co.	33,117,754	1.35
Mitsui Sumitomo Insurance Co., Ltd.	30,105,000	1.22

Existence of Controlling Shareholder (excluding Parent Company) [updated]	N/A

Existence of Parent Company [updated]	None

Supplementary Information [updated]

The number of shares held by The Master Trust Bank of Japan, Ltd. (trust account) reflects the shares entrusted by Mitsubishi UFJ Trust and Banking Corporation and other corporations, which have been originally entrusted with such shares in their trust services. In addition, the number of shares held by Japan Trustee Services Bank, Ltd. (trust account) reflects the shares entrusted by The Sumitomo Trust and Banking Co., Ltd. and other corporations, which have been originally entrusted with such shares in their trust services.

3.	Corporate Attributes

Stock exchange and section:	Tokyo Stock Exchange, First Section; Osaka Securities Exchange, First Section; and Nagoya Stock Exchange, First Section

Fiscal year end:	March

Line of business:	Electronic equipment

Number of employees as of the end of the most recent fiscal year (consolidated):	Not less than 1,000

Sales as of the end of the most recent fiscal year (consolidated):	Not less than JPY 1 trillion

Number of consolidated subsidiaries as of the end of the most recent fiscal year:	Not less than 300

4.	Guideline for Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders

N/A

5.	Other Special Circumstances That May Materially Affect Corporate Governance [updated]

While the Company owns three (3) listed consolidated subsidiaries, it respects each subsidiary’s autonomous management.

II.	Status of Corporate Governance System Including Management Control System for Managerial Decision-making, Execution and Monitoring

1.	Matters Concerning the Organizational Structure, Operations of the Organization, Etc.

Organizational form:	Company with Corporate Auditors

[Matters Related to Directors]

Maximum Number of Directors Stipulated in the Articles of Incorporation [updated]	-

Term of Office of Directors Stipulated in the Articles of Incorporation [updated]	1 year

Chairman of the Board of Directors:	Chairman (excluding the case where the Chairman concurrently serves as President)

Number of Directors: [updated]	20

Election of Outside Directors:	Elected

Number of Outside Directors:	2

Number of Outside Directors who have been designated as Independent Directors [updated]	2

Relationship with the Company (1)

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Ikuo Uno	From other company				°	°			°
Masayuki Oku	From other company				°	°			°

*1	Explanatory notes to “Relationship with the Company”:
a:	From the parent company
b:	From other affiliated company
c:	A major shareholder of the Company
d:	Concurrently serving as an outside director or an outside corporate auditor of other company
e:	Serving as an executive director, executive officer, etc. of other company
f:	A spouse, relative within the third degree or its equivalent of an executive director, executive officer, etc. of the Company or a company having special relationships with the Company
g:	Receiving remuneration or other financial benefit as an officer of the Company’s parent company or a subsidiary of the parent company
h:	A liability limitation agreement has been executed between the subject person and the Company
i:	Other

Relationship with the Company (2)

Name	Independent Director	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director (Including the Reason for Designation as Independent Director, if Applicable)
Ikuo Uno	°	Designated as an independent director

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Ikuo Uno does not have any conflict of interests in light of relationships between the Company and Mr. Uno or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Masayuki Oku	°	Designated as an independent director

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Masayuki Oku does not have any conflict of interests in light of relationships between the Company and Mr. Oku or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

[Matters Related to Corporate Auditors]

Whether or not a Board of Corporate Auditors has been established:	Established

Maximum Number of Corporate Auditors Stipulated in the Articles of Incorporation [updated]	-

Number of Corporate Auditors:	5

Cooperation between Corporate Auditors, Accounting Auditors and the Internal Auditing Group [updated]

Corporate Auditors and the Board of Corporate Auditors regularly hold meetings with Accounting Auditors in order to receive an overview of Accounting Auditors’ audit plan; to receive explanations on the status of the internal control system known to Accounting Auditors, risk evaluation and items that Accounting Auditors’ audits focus on; and to exchange opinions. In addition, it is provided in the Audit Standards for Corporate Auditors that, in cases where Corporate Auditors receive a report from Accounting Auditors at a meeting of the Board of Corporate Auditors to the effect that an improper act or material fact that violates laws and ordinances or articles of incorporation was detected with respect to the Directors’ or Executive Officers’ execution of business, then the Corporate Auditors shall take necessary measures after deliberations, such as conducting a necessary investigation and giving advice or a recommendation to the Directors or Executive Officers.

Corporate Auditors make efforts to perform efficient audits by maintaining close contacts with the Internal Audit Group and other sections in executing an investigation of the Company’s business and financial situation and other duties. In addition, Corporate Auditors regularly receive from the Internal Audit Group or other sections a regular report regarding the status involving the internal control system, the result of audits, etc. Corporate Auditors may request an investigation if necessary.

Election of Outside Corporate Auditors:	Elected

Number of Outside Corporate Auditors:	3

Number of Outside Corporate Auditors who have been designated as Independent Corporate Auditors [updated]	3

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Yasuo Yoshino	From other company								°

Ikuo Hata	Attorney-at-law								°

Hiroyuki Takahashi	Other				°				°

*1	Explanatory notes to “Relationship with the Company”:
a:	From the parent company
b:	From other affiliated company
c:	A major shareholder of the Company
d:	Concurrently serving as an outside director or an outside corporate auditor of other company
e:	Serving as an executive director, executive officer, etc. of other company
f:	A spouse, relative within the third degree or its equivalent of an executive director, executive officer, etc. of the Company or a company having special relationships with the Company
g:	Receiving remuneration or other financial benefit as an officer of the Company’s parent company or a subsidiary of the parent company
h:	A liability limitation agreement has been executed between the subject person and the Company
i:	Other

Relationship with the Company (2)

Name	Independent Corporate Auditor	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Corporate Auditor (Including the Reason for Designation as Independent Corporate Auditor, if Applicable)
Yasuo Yoshino	°	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Yasuo Yoshino does not have any conflict of interests in light of relationships between the Company and Mr. Yoshino or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the audits performed by Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

Ikuo Hata	°	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Ikuo Hata does not have any conflict of interests in light of relationships between the Company and Mr. Hata or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the audits performed by Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

Hiroyuki Takahashi	°	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Hiroyuki Takahashi does not have any conflict of interests in light of relationships between the Company and Mr. Takahashi or other entities or organizations to which he belongs and therefore enhance and strengthen the effectiveness of the audits performed by Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

[Matters Related to Independent Directors/Corporate Auditors]

Number of Independent Directors/Corporate Auditors [updated]	5

Other Matters Concerning Independent Directors/Corporate Auditors

They are designated pursuant to the Company’s policy on the independence of Outside Directors and Outside Corporate Auditors.

[Matters Related to Incentives]

Status of implementation of incentive programs for Directors	Not implemented.

Supplementary Information Related to the Relevant Item

The amounts of remuneration and bonuses of Directors are linked to individual performance based on CCM, sales and CO2 emissions (an environmental management indicator). By implementing this performance evaluation criteria based on shareholder interests, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Group as a whole.

(Note) CCM (Capital Cost Management) is an indicator of business management created by the Company to evaluate return on capital.

Persons eligible to receive stock options —

Supplementary Information Related to the Relevant Item

N/A

[Matters Related to Remuneration for Directors]

Status of disclosure (about the remuneration of each Director) [updated]	Only the remuneration for a part of Directors has been individually disclosed.

Supplementary Information Related to the Relevant Item [updated]

The aggregate amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (collectively, the “remunerations”), paid by the Company during fiscal 2011 to eighteen (18) Directors (other than Outside Directors) and two (2) Corporate Auditors (other than Outside Corporate Auditors) for services in all capacities were 971 million yen and 67 million yen, respectively. The amounts of remunerations for two (2) Outside Directors and three (3) Outside Corporate Auditors were 28 million yen and 42 million yen, respectively, in fiscal 2011.

The amounts of remunerations for Mr. Kunio Nakamura, Chairman of the Board of Director, and Mr. Fumio Ohtsubo, President and Director, were 126 million yen and 109 million yen, respectively, in fiscal 2011.

Existence of policy to determine the amount of remuneration or its calculation method [updated]	Exists

The Disclosure of the Policy to Determine the Amount of Remuneration or its Calculation Method

With respect to the remuneration for Directors, the maximum total amounts of remuneration for all Directors and Corporate Auditors of the Company are respectively determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who have been delegated by the Board of Directors to make such determination based on a certain standard of the Company, and the remuneration amount for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

[Matters Related to Supporting System for Outside Directors (Outside Corporate Auditors)]

The corporate staffs, who are in charge of the Board of Director in the General Affairs Group of the headquarters, send materials of agendas and operation reports for meetings of the Board of Directors to the Outside Directors every month by emails in order for them to examine the materials in advance and recognize contact information for further details.

In addition, the Corporate Auditor’s Office supports the performance of the duties of Outside Corporate Auditors, through, among others, prior explanation of the agenda of meetings of the Board of Directors and the Board of Corporate Auditors. The Corporate Auditor’s Office is composed of five (5) full-time staff members and serves as an administration office for the Corporate Auditors and the Board of Corporate Auditors.

2.	Matters Concerning Functions of Execution of Business, Audit and Monitoring, Nomination and Determination of Remuneration, etc. (Outline of the Current Corporate Governance System)

With respect to the execution of business, and audit and monitoring, etc., please see “1. Basic Policy” in “Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information” and “Reference: Diagram” at the end of this document.

The maximum total amounts of remuneration for Directors and Corporate Auditors of the Company are respectively determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by the Company’s Representative Directors who have been delegated by the Board of Directors to make such determination based on a certain standard, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors. The amounts of remuneration and bonuses of Directors are linked to individual performance based on CCM, sales and CO2 emissions (an environmental management indicator). By implementing this performance evaluation criteria based on shareholder interests, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Group as a whole.

In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated retirement benefits for Directors and Corporate Auditors in June 2006.

3.	Reason for Adopting Current Corporate Governance System [updated]

The Company’s corporate governance system consists of the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and Corporate Auditors and the Board of Corporate Auditors, which are independent from the Board of Directors and responsible for auditing the performance of duties by Directors.

The Company elects two (2) Outside Directors.

Outside Directors mutually collaborate, directly or indirectly, with internal audits, audits by Corporate Auditors and accounting audits through the report of financial results at the Board of Directors’ meeting or the review of the basic policy regarding the development of the internal control systems, receive reports from the Internal Control Group and implement effective monitoring.

III.	Status of Implementation of Measures Relating to the Shareholders and Other Stakeholders

1.	Status of Efforts for Revitalization of General Meetings of Shareholders and Facilitation of Exercise of Voting Rights [updated]

Supplemental Information
Early delivery of convocation notice of a general meeting of shareholders	The Company uses its efforts to promptly send convocation notices of a general meeting of shareholders in order to enable the shareholders to exercise their voting rights after they carefully review business conditions of the Group and details of meeting agendas. Since 2001, the Company has issued notices approximately four (4) weeks prior to the meetings.

Fixing the date for general meetings of shareholders by avoiding dates on which other companies hold their general meetings of shareholders	Since the 2006 general meeting of shareholders, the Company has held a general meeting of shareholders on a date other than dates on which other companies hold their general meetings of shareholders in order to make the general meetings of shareholders more open to its shareholders.

Exercise of voting rights by electromagnetic method	In light of shareholders’ convenience in exercising voting rights, the electronic voting system was introduced in 2002 and electronic voting via cellular telephones has been made available since 2005. In addition, the use of ICJ Inc.’s platform for electronic exercise of voting rights has been made available since 2007.

Efforts to improve the environment for institutional investors exercising voting rights such as participation in the platform for electronic exercise of voting rights	The Company has participated in ICJ Inc.’s platform for exercise of voting rights since 2007.

Provision of convocation notice (summary) in English	The Company has posted the full text of convocation notice in English on the Company’s website and ICJ Inc.’s platform for exercise of voting rights

Supplemental Information
Others

The Company endeavors to prepare a convocation notice that is easy for the shareholders to understand.

For the convenience of the shareholders, the Company has posted the full text of convocation notices as well as English translations thereof on the Company’s website.

The Company has produced an introductory video of the Company and presents such video before the start of the general meetings of shareholders in order for the shareholders to gain a better understanding of the business of the Group.

The Company creates high-definition images of the contents of business reports and meeting agendas in order for the shareholders to gain a better understanding of matters to be reported and resolved at a general meeting of shareholders.

The Company conducts a questionnaire-type survey among the shareholders who are present at the general meetings of shareholders in order to reflect opinions of the shareholders on the management of future general meetings of shareholders.

The Company simultaneously broadcasts general meetings of shareholders in high-definition video at venues in Tokyo and Nagoya so as to disclose information to shareholders who reside in distant places and find it difficult to attend the meetings.

In addition, the Company makes available, for a certain period of time after the closing of a general meeting of shareholders, on its website, the introductory video of the Company, the visual materials that are used to report matters to be reported and the visual reports of the future efforts from President of the Company.

The venue of the general meetings of shareholders was changed to the Osakajo Hall in 2009 because a larger number of shareholders were expected to attend the meeting due to the change of number of shares constituting a unit.

2.	Status of Activities Pertaining to Investor Relations [updated]

	Supplemental Information	Explanations by Representative directors in person
Preparation and publication of disclosure policy	The Company discloses its disclosure policy including in the Panasonic Code of Conduct.

Conferences for individual investors held on a regular basis	In addition to the conferences held by the Company, the Company also participates in conferences for individual investors (including conferences for sales people of brokerage firms) held by brokerage firms.	Yes

Conferences for analysts and institutional investors held on a regular basis

The Company holds conferences with respect to financial results every quarter.

In addition to the above, the Company holds conferences for domestic analysts and institutional investors concerning, among others, business strategies for each business domain company.

Yes

Conferences for foreign investors held on a regular basis	The Company holds conferences concerning financial results and business strategies a few times per year. The Company’s President actively participates in investor relations meetings held overseas.	Yes

Investor relations materials disclosed on the Company website

With respect to contents of financial results and business reports, the Company makes available brief reports of financial results (kessan tanshin) and presentation materials with scripts, both in Japanese and English, on its website. In addition, the Company has endeavored to operate a convenient investor relations site for investors that contain business reports, annual reports and others.

http://panasonic.co.jp/ir (Japanese)

http://panasonic.net/ir (English)

Yes

A section/person designated to take a charge of investor relations	A well-developed system has been established through, among others, having a specialized section in the Corporate Finance & IR Group and also having a person responsible for and in change of investor relations for each business domain company.

Others	The Company issues reports mainly intended for individual shareholders twice a year in order for shareholders to gain a better understanding of the business of the Company. The Company changed the number of shares constituting a unit from one thousand (1,000) shares to one hundred (100) shares as of February 1, 2009 in order to create an environment where investors can invest more easily and to expand individual investors.

3.	Status of Efforts to Respect the Position of Stakeholders[updated]

Supplemental Information
Provision concerning respect for stakeholders’ position under the internal rules or others	It is set forth in the “Panasonic Code of Conduct”. http://panasonic.co.jp/company/philosophy/conduct/ [English website: http://panasonic.net/corporate/philosophy/code/]

Implementation of environmental conservation activities, corporate social responsibility (CSR) activities, and similar activities

The details are described in the sustainability report and ‘eco ideas’ report.

Sustainability report:

http://panasonic.co.jp/csr/

[English website: http://panasonic.net/csr/]

‘eco ideas’ report:

http://panasonic.co.jp/eco/

[English website: http://panasonic.net/eco/]

Formulation of policies for provision of information to stakeholders	It is set forth in the “Panasonic Code of Conduct”. http://panasonic.co.jp/company/philosophy/conduct/ [English website: http://panasonic.net/corporate/philosophy/code/]

IV.	Matters Concerning Internal Control System, etc.

1.	Basic Policy on Internal Control Systems and Status of the Development of the System [updated]

The Company’s Board of Directors has determined the Company’s basic policy regarding the development of internal control systems, as outlined below. It was decided at the Board of Directors’ meeting held on July 29, 2010 that this basic policy should be retained. The details are as follows:

1.	Basic Policy Regarding Development of Internal Control Systems

(1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

(2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

(3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

(4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring legitimacy of the execution of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s policy regarding compliance. The Company shall also ensure legitimacy of the execution of duties by employees by developing effective monitoring systems.

(6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

(7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

(8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

(9)	System for ensuring the properness of operations of the Group

The Company shall ensure that the Group companies follow the management policy and management philosophy of the Company and the basic policy in (1) through (8) above, in order to ensure the proper execution of businesses for the Group as a whole, while at the same time respecting the Group companies’ autonomous management.

2.	Status of Development

(1)	System for ensuring legitimacy of the execution of duties by Directors

The Company established internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a management committee and a non-statutory full-time senior auditor at each internal division company corresponding to the Board of Directors and the Corporate Auditors at the Company, respectively.

(2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the Secretariat of the Board of Directors. The records of final decisions by the President are also retained permanently by the department in charge.

(3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

(4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the Group Management Committee, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the midterm management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

(5)	System for ensuring legitimacy of the execution of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing operational and internal control audits, operating the corporate whistleblower hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and conducting various activities including the operations of the corporate compliance committee.

(6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

(7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

(8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Panasonic Group Auditor Meetings chaired by the Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of internal division companies and the Corporate Auditors of the Company’s main subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the Internal Auditing Group’s reports to Corporate Auditors at appropriate times.

(9)	System for ensuring properness of operations of the Group

The Company established the Panasonic Code of Conduct, and it also exercises the rights of shareholders of the Group companies and dispatches Directors and Corporate Auditors to the Group companies. In addition, the Company established the approval procedures for final decisions on material matters, and established the function-related regulations across the Group. Moreover, the Internal Auditing Group conducts periodic audits on the Company’s business and internal control audits. Steps are also taken to share business goals through the announcement of the management policies and the distribution of appropriate information by internal notices. In addition, the Company oversees the activities of publicly listed subsidiaries to ensure that they engage in the appropriate implementation and management of these systems.

Furthermore, the framework described above ensures that operations are proper, enabling the Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

2.	Basic Policy to Eliminate Antisocial Forces and Status of the Development of the Policy [updated]

The Company considers compliance with laws and ordinances as well as corporate ethics, to be the foundation of its business, and has described this principle in the Panasonic Code of Conduct. The Company also stated in the code the prevention of relationships with antisocial forces, and developed a management system to prevent any relationships with antisocial forces, as described below:

(1)	Status of establishment of the department overseeing measures against antisocial forces and the persons-in-charge for preventing undue claims

The Company thoroughly prevents any relationships with antisocial forces by developing a management system across the Group, mainly through the Business Conduct Committee, by establishing the department overseeing measures against antisocial forces to take measures against antisocial forces and by assigning persons-in-charge for preventing undue claims.

(2)	Status of cooperation with external professional organizations

In order to promptly take measures against antisocial forces, the Company, on a daily basis, cooperates closely with the National Center for the Elimination of Boryokudan, the police station under its jurisdiction, the association for corporate defense, attorneys and other people, mainly through the department overseeing measures against antisocial forces.

(3)	Status of collection and management of information on antisocial forces

The Company developed a system to enable relevant information to be concentrated at the department overseeing measures against antisocial forces. Also, the Company endeavors to collect information from the external professional organizations and to keep every Group company informed of the information. The information is properly managed in accordance with laws and ordinances as well as the Company’s internal regulations.

(4)	Status of development of manual for countermeasures

The Company developed a manual for countermeasures to eliminate antisocial forces and delivered it to the Group companies. The Company endeavors to cause all Group companies to respond systematically, according to the procedures in the manual for countermeasures.

(5)	Status of implementation of training activities

The Company, mainly through the department overseeing measures against antisocial forces, promotes awareness activities within the Group to prevent the formation of relationships with antisocial forces, illegal payoffs, any acts that violate the principle of equality among customers and any other improper acts, by inviting outside instructors and regularly holding training workshops on the elimination of antisocial forces against corporations.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures [updated]	Implemented

Supplementary Information Related to the Relevant Item [updated]

(1)	Basic Policy

Since its foundation, the Company has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the wellbeing of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company that contributes to solving global environment issues, the Company will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

The Company has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is a possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company believes that it needs to take adequate and appropriate countermeasures in order to protect the interests of all shareholders.

(2)	Measures to Realize Basic Policy

1)	Specific measures to realize basic policy

In engaging in activities that help enrich people’s lives, the Company aims to become a company that is capable of taking the lead in solving global environment issues, the world’s common challenge. Leading up to its 100th anniversary in 2018, the Company has set a vision of becoming the No. 1 Green Innovation Company in the Electronics Industry. In this context, the Company has positioned its three-year midterm management plan, Green Transformation 2012 (GT12), which has started in fiscal 2011, as a first step along this path. Under the guidance of this plan, the Company will closely integrate its environment contribution with business growth as highlighted by the two central themes of the plan: “Paradigm shift for growth” and “Laying a foundation to be a green innovation company.” From a paradigm shift to growth perspective, the Company is working diligently to shift its activities from (1) existing businesses to new businesses including energy; (2) Japan-oriented to globally-oriented, and (3) individual product-oriented to solutions and systems business-oriented. The Company will adopt bold and unconventional measures over the three years of the plan in its efforts to become a group filled with strong growth potential. In completing the acquisitions of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. in April 2011, followed by ongoing Group-wide business and organization restructuring, the Company will accelerate these initiatives under the plan.

2)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has been approved at every Board of Directors’ meetings held in April since then. On May 7, 2010, the Board of Directors resolved to continue the ESV plan. At the April 2011 meeting of the Board of Directors, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase from the perspective of the interests of shareholders as a whole after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and Corporate Auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, such as the conditions that shareholders who belong to a specific group of shareholders including a Large-scale Purchaser may not exercise stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, as well as the conditions that allow the Company to acquire share options by swapping the Company stock with a party other than the Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one (1) year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” issued on April 28, 2011 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en110428-6/en110428-6-1.pdf

(3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s midterm management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting the interest of shareholders as a whole, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted. Consequently, these measures, in accordance with (1) Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(Reference)	Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to five (5) billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board of Directors.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

2.	Matters Concerning Other Corporate Governance Systems, etc. [updated]

The status of the Company’s internal system concerning timely disclosure of corporate information is as follows:

Under its management philosophy, “A company is a public entity of society,” the Company has been committed to highly transparent business activities and endeavored to fulfill its accountability to its stakeholders. The Company’s basic policy concerning information disclosure is set forth in the “Panasonic Code of Conduct,” which prescribes specific items to be complied with in order to put the Group’s management philosophy into practice, and is published on the Company’s website and elsewhere. The Company’s basic policy concerning information disclosure is to provide the Company’s fair and accurate financial information and corporate information, including management policies, business activities and corporate social responsibility (CSR) activities, in a timely, appropriate and easily understandable manner.

In accordance with this basic policy, important matters concerning the management of the Group are resolved or reported at meetings of the Board of Directors pursuant to the Regulations of the Board of Directors. These important matters and other matters, which are required to be disclosed under relevant laws and ordinances and the rules of financial instruments exchanges or any other regulations in Japan and overseas, are timely and accurately reported from each relevant department having internal information to the department that handles relevant information under the monitoring of the Director in charge of Accounting and Finance so that important information is gathered. Moreover, if any of the matters which are required to be disclosed under relevant laws and ordinances and the rules of financial instruments exchanges or any other regulations in Japan and overseas occur with respect to the Company’s business domain companies or other divisions, including subsidiaries, such matter is required to be immediately reported to the “Corporate Accounting Group” or the “Corporate Finance & IR Group” of the head office, depending upon the nature thereof; thus, the Company has established a system whereby these matters can be identified within the Company.

With respect to the information gathered or identified, the Company determines the necessity of disclosure thereof in accordance with relevant laws and ordinances and the rules of financial instruments exchanges or any other regulations in Japan and overseas, and makes efforts to conduct the disclosure at the time that the organization, which substantially decides on the execution of business of the Company, makes a resolution or determination, or the Company becomes aware of the occurrence of the relevant matter.

In addition, the Company endeavors to confirm the details and expressions of the disclosure with the relevant departments within the Company and outside legal counsel to ensure the accuracy, fairness and adequacy of disclosure.

Moreover, as a company listed on the New York Stock Exchange, the Company has already established disclosure control procedures under Section 302 of the U.S. Public Company Accounting Reform and Investor Protection Act (Sarbanes-Oxley Act) from fiscal 2003. In the process of preparation and confirmation of annual securities reports, quarterly reports, annual filings with the U.S. Securities and Exchange Commission (on Form 20-F) and annual reports, the Disclosure Committee, which is comprised of managers from principal departments that handle relevant information, confirms the validity of the content of the descriptions and the appropriateness of the procedures concerning the disclosure under the monitoring of the President and the Director in charge of Accounting and Finance, who are responsible for establishing, maintaining and ensuring the effectiveness of the internal control and disclosure control of the Company. The chairman of the Disclosure Committee is appointed by the President and the Director in charge of Accounting and Finance, and the members of the Disclosure Committee are appointed by the chairman of the Disclosure Committee. The Disclosure Committee also develops, maintains, improves and evaluates the internal control procedures concerning disclosure.

Panasonic has documented its internal control system, with coordination provided by the Corporate Internal Auditing Group, in order to ensure reliability in financial reporting of the Panasonic Group including its subsidiaries, ranging from the control infrastructure to actual internal control activities. Specifically, the Company has reinforced its internal controls by implementing self-checks and self-assessment programs, in addition to regular internal auditing at each business domain company. Panasonic has also appointed an Internal Auditing Manager at each business domain company who audits the compliance status and effectiveness of internal controls. The Corporate Internal Auditing Group supervises these activities in order to ensure the reliability of each company’s financial reporting.

Under the above-mentioned internal system, the Company will endeavor to, from the standpoint of investors, promptly provide accurate and fair corporate information in a timely and appropriate manner, upon fully understanding the purpose of the basic philosophy concerning the good-faith conduct of the business of issuers of listed securities under the rules of the timely disclosure of securities exchanges.

Panasonic Code of Conduct

Chapter 2: Implementing the Code in Business Operations

II-5. Information Disclosure

(1)	Basic Approach to Information Disclosure

We will provide our various stakeholders, including customers and shareholders, with fair and accurate information on corporate financial affairs, our Basic Business Philosophy, business policies and activities, as well as corporate social responsibility activities, in a timely, understandable and appropriate manner. At the same time, we will listen to our customers’ requests and comments and reflect them in our business policies and activities. We will seek to be an enterprise with high transparency.

(2)	Compliance with Applicable Laws and Regulations

Our securities have been listed on securities markets in several countries and regions. Accordingly, we will abide by all applicable securities and information disclosure-related laws and regulations of appropriate countries and regions. We will never engage in insider trading or other transactions using inside information.

(3)	Disclosure Methods

In addition to information whose disclosure is required by securities-related laws and regulations of relevant countries and regions, we will disclose other information following proper internal control procedures, so as to ensure that the information we disclose is fair, accurate, sufficient and timely.

Corporate Governance Structure